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                                                                 Exhibit 99(a)21

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services Act 1986 or from another appropriately authorised independent financial adviser.

IF YOU HAVE ALREADY VALIDLY ACCEPTED the Offer made by Lehman Brothers on behalf of Schlumberger Investments in respect of all of your Sema Shares, you should ignore this letter and the accompanying statutory notice.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED all of your Sema Shares, please send this letter and the accompanying statutory notice, as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, this letter should not be forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada or Japan.

Words or expressions defined in the offer document dated 21 February 2001 (the "Offer Document") have the same meanings (save where the context otherwise requires) in this letter.

________________________________________________________________________________


                                Lehman Brothers


                                                                   23 April 2001

To Sema Shareholders who have not validly accept the recommended cash offer by Lehman Brothers, on behalf of Schlumberger Investments, for Sema plc ("Sema").

Dear Shareholder,

                  Compulsory acquisition of your Sema Shares

We refer to the Offer made on 21 February 2001 by Lehman Brothers, on behalf of Schlumberger Investments, for the whole of the issued ordinary share capital of Sema and any further ordinary shares of Sema which are unconditionally allotted or issued before the date on which the Offer closes.

The terms of the Offer are set out in the Offer Document and provide for Sema Shares to be acquired on the following basis:

          for each Sema Share                          560 pence in cash

The Offer was declared wholly unconditional on 6 April 2001 and Schlumberger Investments has now acquired or contracted to acquire not less than nine-tenths in value of the Sema Shares to which the Offer relates.

Accordingly, pursuant to the provisions of sections 428 to 430F of the Companies Act 1985 (the "Act"), Schlumberger Investments is now entitled to acquire, on the terms of the Offer, all of the outstanding Sema Shares for which valid acceptances under the Offer have not yet been received. According to the records of the receiving agents to Schlumberger Investments you have not validly accepted the Offer. You will find enclosed with this letter the statutory notice advising you that Schlumberger Investments now intends to exercise its right to acquire compulsorily such Sema Shares.

The statutory notice has the effect that, subject as stated therein, under the provisions of sections 428 to 430F of the Act, the Sema Shares now held by you will be transferred to Schlumberger Investments at the expiry of six weeks from the date of the attached notice. Upon such transfer you will be entitled to receive the consideration available to you under the Offer. This consideration will be held and applied by Sema in accordance with section 430 of the Act. You may then apply in writing (including with your application, if your Sema Shares are in certificated form, presentation of your share certificate(s) or, if your Sema Shares are in uncertificated form, proof of identification) to Sema for the release of such consideration.


                        LEHMAN BROTHERS EUROPE LIMITED

             ONE BROADGATE LONDON ECZM 7HA TELEPHONE 020 7601 0011

               Regulated by the Securities and Futures Authority
             Registered in England No 3950078 at the above address

                                                                          1DA2WE


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Please note that the Offer remains open for acceptance until further notice and any acceptances received will be handled in accordance with the terms of the Offer (except to the extent that the Sema Shares to which an acceptance relates have already been transferred to Schlumberger Investments pursuant to sections 428 to 430F of the Act). If you wish to accept the Offer and receive the consideration to which you are thereby entitled, you may do so by completing, signing and returning the Form of Acceptance together with, if your Sema Shares are in certificated form, the relevant share certificate(s) and/or other document(s) of title by post or by hand during normal business hours to Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or, by hand only (during normal business hours), to Computershare Services PLC, 7/th/ Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR and taking any other necessary action required pursuant to the Offer Document, including in relation to any of your Sema Shares which are in CREST.

Pursuant to the provisions of section 430(3) of the Act you may during the period of six weeks from the date of the enclosed notice, make an election for the currency of the cash consideration you wish to receive in return for your Sema Shares. An explanation of the options available to you is set out in the enclosed statutory notice.

If you fail to accept the Offer or fail to make an election for the currency of the cash consideration you wish to receive by 4 June 2001 and do not apply to the Court, and the offeror has not otherwise acquired or contracted to acquire your Sema Shares, your Sema Shares will be acquired by Schlumberger Investments pursuant to and in accordance with Part XIIIA of the Act on the basis of 560 pence in cash for each Sema Share.

If you have any queries relating to the matters set out in this letter or the accompanying statutory notice or require a further copy of the Offer Document or Form of Acceptance, please contact Computershare Services, PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ (telephone number: 0870 702 0100).

                               Yours faithfully
                             for and on behalf of
                                Lehman Brothers

                               /s/ John McIntyre

                                 John McIntyre
                               Managing Director


Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger Investments and Schlumberger Industries S.A. and no one else in connection with the Offer and will not be responsible to anyone other than Schlumberger, Schlumberger Investments and Schlumberger Industries S.A. for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, respectively, nor for giving advice in relation to the Offer. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.